ING Life Insurance and Annuity Company
and its Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated July 27, 2007 to your current variable annuity Contract Prospectus

This supplement updates certain information contained in your variable annuity Contract Prospectus, dated April 30, 2007, as supplemented. Please read it carefully and keep it with your current variable annuity Contract Prospectus.

Effective August 15, 2007, an optional minimum guaranteed withdrawal benefit rider ("MGWB rider") may be available under your contract and certificate, which generally guarantees that you may withdraw specified amounts from your account each calendar year (available options are dependent upon your age at the time you elect a rider withdrawal option). Depending upon the option you select, these withdrawals may be guaranteed for a defined period or for your life. The rider may also provide for guaranteed payments in the event your account value, excluding any amount invested in an employee Roth 403(b) account ("eligible account value"), is reduced to zero, subject to the terms, conditions and limitations noted below.

The following adds information regarding the MGWB rider to your Contract Prospectus.

A. The following subsections are added to the "Fee Table" section on page 6 of the Contract Prospectus, after the "Separate Account Annual Expenses" subsection:

Optional Rider Charges

Minimum Guaranteed Withdrawal Benefit Rider Charge ("MGWB Rider Charge") (as a percentage of the MGWB Base)[5]

    Maximum Annual Charge (charge deducted quarterly):   1.20%

    Current Annual Charge (charge deducted quarterly):   0.55%

[5] We deduct the MGWB Rider Charge from the subaccounts in which you are invested on each quarterly rider anniversary. In addition, a pro rata portion of the quarterly charge will be deducted upon a full surrender of the eligible account value, upon cancellation of the rider, and upon the application of the eligible account value to an income phase option. See "MGWB Rider Charge" and "Calculating the Minimum Guaranteed Withdrawal Benefit Base," in this supplement for further information on this charge and on the Minimum Guaranteed Withdrawal Benefit Base ("MGWB Base").

Separate Account Charge Table

The following table shows the total annual charges you could pay, based upon the amounts you have invested in the subaccounts (unless otherwise indicated), if you elect the MGWB rider, based on maximum or current charges under the contract. The MGWB rider is not available if you are invested in any series of the ING GET U.S. Core Portfolio, and therefore charges for the ING GET U.S. Core Portfolio are not included. For purposes of these tables, we have assumed that the value of the amounts invested in the subaccounts is the same as the MGWB Base.

Maximum Charges:

Maximum Mortality & Expense Risk Charge	1.00%
Maximum Administrative Expense Charge	0.25%
Maximum MGWB Rider Charge (as percent of MGWB Base)	1.20%
Total	2.45%

Current Charges:

Maximum Mortality & Expense Risk Charge	1.00%
Current Administrative Expense Charge	0.00%
Current MGWB Rider Charge (as percent of MGWB Base)	0.55%
Total	1.55%

B. The following section replaces the "Hypothetical Examples" subsection of the "Fee Table" section on page 7 of the Contract Prospectus:

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, the maximum separate account annual expenses applicable to the particular fund, and fund fees and expenses. The examples also assume you elect the MGWB rider with the maximum annual charge of 1.20% of the MGWB Base (deducted quarterly).

Example 1: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5.0% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$890	$1,684	$2,497	$4,053	$384	$1,166	$1,967	$4,053

Example 2: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5.0% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$770	$1,331	$1,920	$2,885	$258	$794	$1,355	$2,885

* This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Contracts. The Installment Purchase Payment Contracts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5.0% charge would apply. At the end of the tenth account year the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

** This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump-sum withdrawal is requested within 3 years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

C. The following subsection is added to the "Fees Deducted From Investments in the Subaccounts" subsection of the "Fees" section on page 18 of the Contract Prospectus:

MGWB Rider Charge:

Maximum Amount. The maximum annual charge for the MGWB rider is 1.20% of the MGWB Base, deducted as a quarterly charge of 0.30%. The current annual charge for the MGWB rider is 0.55% of the MGWB Base, deducted as a quarterly charge of 0.1375%.

Please see "Calculating the Minimum Guaranteed Withdrawal Benefit Base" below for how and when the MGWB Base is calculated.

When/How. We deduct this fee on each quarterly rider anniversary date from the portion of the eligible account value invested in each subaccount corresponding to the funds you select, in the same proportion that this amount bears to the total eligible account value invested in all subaccounts. While we do not deduct this charge from amounts invested in any fixed interest option, the charge is calculated as a percentage of the MGWB Base, which includes amounts you have invested in the fixed interest options. If the amount invested in the subaccounts is insufficient to satisfy any portion of the MGWB Rider Charge on a quarterly rider anniversary date, we reserve the right to deduct any remaining MGWB Rider Charge on the next business day in which you have amounts invested in the subaccounts sufficient to satisfy the remaining charge.

A "quarterly rider anniversary date" is the date three months from the date the rider becomes effective (the "rider date") that falls on the same date of the month as the rider date. For example, if the rider date is February 12, the quarterly rider anniversary date is May 12. If there is no corresponding date in the month, the quarterly rider anniversary date will be the last date of such month. If the quarterly rider anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day. A "rider anniversary" is the date one calendar year from the rider date, and each date thereafter that is the same date and month as the rider date. We call the consecutive one year period starting on the rider date and each rider anniversary and ending on the date before the next rider anniversary a "rider year."

In addition, a pro rata portion of the quarterly charge will be deducted upon a full surrender of the eligible account value, upon cancellation of the rider, and upon the application of the eligible account value to an annuity option

Purpose. The fee compensates us for the insurance risks we take in providing the guaranteed withdrawals available under the MGWB rider. If the amount we deduct for this fee is not enough to cover the costs of these risks, we will bear the loss, while if the amount we deduct for this fee exceeds such risks, we will make a profit from this fee. We do not expect to make a profit from this fee.

D. The following is added as a new section to the Contract Prospectus:

OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT RIDER

General. Effective August 15, 2007, you may elect to purchase an optional Minimum Guaranteed Withdrawal Benefit rider. The MGWB rider generally guarantees that you may withdraw specified amounts from your account each calendar year. Depending upon the option you select, these withdrawals may be guaranteed for a defined period or for your life. The rider may also provide for guaranteed payments in the event your eligible account value is reduced to zero, subject to the terms, conditions and limitations noted below. You may wish to purchase this rider if you want future income. Two optional forms of the rider are available.

Any date required by this rider that falls on a date when the New York Stock Exchange is closed for trading will be applied as the next date the New York Stock Exchange is open.

The MGWB rider may not be available for all investors. In order to be eligible for a withdrawal, you must otherwise qualify for withdrawals under the terms of the Internal Revenue Code of 1986, as amended ("Tax Code") and your retirement plan. You should analyze the MGWB rider thoroughly and understand it completely before you elect to purchase it. The MGWB rider guarantees withdrawals up to a specified amount each calendar year. It does not guarantee any return of principal or premium payments, nor does it guarantee performance of any specific fund under the contract. The MGWB rider has no cash surrender value. You should consult a qualified financial or tax advisor when evaluating the MGWB rider.

Availability. The MGWB rider may be purchased provided all of the following conditions are met:

1) Your eligible account value is equal to or greater than the required minimum initial MGWB Base (see "Calculating the Minimum Guaranteed Withdrawal Benefit Base," below);
2) None of your eligible account value is invested in a Restricted Investment Option on the rider date (see "Investment Restrictions," below);
3) You do not have an outstanding loan on the rider date;
4) Your election of the MGWB rider is received in good order at the Opportunity Plus Service Center (see "Questions: Contacting the Company" in the sidebar on page 4 in the Contract Prospectus); and
5) We are currently making the MGWB rider available for election by participants.

The MGWB rider is not available in connection with Roth 403(b) accounts. Amounts in an employee Roth 403(b) account are not used to determine the MGWB Base, and any purchase payments contributed as Roth 403(b) after-tax salary reductions are not included as eligible purchase payments for purposes of the rider. In addition, withdrawals from employee Roth 403(b) accounts are disregarded for purposes of the MGWB rider. The MGWB rider is not applicable to amounts invested in or contributed to the ING 403(b)(7) mutual fund program that may be offered under the Plan. Any transfers from investment options offered under the Opportunity Plus 403(b)(1) annuity to any investment option offered under the ING 403(b)(7) mutual fund program will be treated as a withdrawal and will cause the MGWB rider to enter into the Withdrawal Phase. Once the MGWB rider has entered the Withdrawal Phase, any such transfer from investment options offered under the Opportunity Plus 403(b)(1) annuity to any investment option offered under the ING 403(b)(7) mutual fund program will also be treated as a withdrawal, as described in "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base," below.

Charges for the MGWB Rider. The maximum annual charge for the MGWB rider is 1.20% of the MGWB Base, deducted as a quarterly charge 0.30%. The current annual charge for the MGWB rider is 0.55% of the MGWB Base, deducted as a quarterly charge of 0.1375%. See "MGWB Rider Charge," above.

Overview of the MGWB Rider. The MGWB rider has two phases. The first phase, called the Growth Phase, begins on the rider date and ends as of the business day before the first partial withdrawal is taken. The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first partial withdrawal of any kind under the contract, while the MGWB rider is in effect. During the accumulation phase under the contract, the MGWB rider may be in either the Growth Phase or the Withdrawal Phase. During both the Withdrawal Phase and the Growth Phase, we require that your eligible account value be allocated in accordance with certain limitations (see "Investment Option Restrictions," below).

At the time you decide to take your first partial withdrawal from the contract (thereby triggering the Withdrawal Phase), you must elect one of two rider withdrawal options. These options determine the benefits you may receive under the MGWB rider, and are in part restricted based upon your age on the date the Withdrawal Phase begins, as follows:

1) **If you are between age 50 and 54 on the date the Withdrawal Phase begins:** You may only elect rider withdrawal option A.

2) **If you are age 55 or over on the date the Withdrawal Phase begins:** You may select between rider withdrawal option A and rider withdrawal option B.

Once a rider withdrawal option is selected, it may not be changed. We describe rider withdrawal options A and B in "Rider Withdrawal Options," below.

Rider Withdrawal Options. Before entering the Withdrawal Phase by taking a partial withdrawal, you must elect a rider withdrawal option. If you purchase the MGWB rider at a time when you have elected a systematic distribution option under the contract (see "Systematic Distribution Options" on page 24 in your Contract Prospectus), and you do not terminate the systematic distribution option at the time the rider is elected, the Withdrawal Phase will begin with your next scheduled systematic distribution, and you therefore must elect a rider withdrawal option. You should carefully consider the impact an existing systematic distribution option will have on the MGWB rider withdrawal limits before electing the MGWB rider. Election of the rider withdrawal option must be received in good order and must accompany your partial withdrawal request, as permitted by your plan.

When electing a rider withdrawal option, you should compare the benefits available under each option with those otherwise available through the income phase payment options available under your contract. Once a rider withdrawal option has been elected, it cannot be changed.

The available rider withdrawal options are as follows:

Rider Withdrawal Option	Age on the date Withdrawal Phase begins	Maximum Annual Withdrawal Percentage
A (Non Life)	50+	7%
B (Life)	55-64	4%
	65+	5%

Under rider withdrawal option A, the Maximum Annual Withdrawal Percentage ("MAW Percentage") is 7% (see "Calculating the Maximum Annual Withdrawal," below), and in the event the MGWB rider enters Automatic Periodic Benefit Status, MGWB Periodic Payments will continue only until the MGWB Remaining Guaranteed Balance is reduced to zero, at which point all benefits under the MGWB rider will end. See "Automatic Periodic Benefit Status" and "MGWB Periodic Payments," below.

Under rider withdrawal option B, the MAW Percentage is 4% if you are between age 55 and 64 on the date the Withdrawal Phase begins, and 5% if you are age 65 or older on the date the Withdrawal Phase begins (see "Calculating the Maximum Annual Withdrawal," below); however, in the event the MGWB rider enters Automatic Periodic Benefit Status, MGWB Periodic Payments will continue for your lifetime, even if the MGWB Remaining Guaranteed Balance is reduced to zero. See "Automatic Periodic Benefit Status" and "MGWB Periodic Payments," below.

Calculating the Minimum Guaranteed Withdrawal Benefit Base. In order to determine the amount you may withdraw under the rider (see "Calculating the Maximum Annual Withdrawal" below), we first determine the Minimum Guaranteed Withdrawal Benefit Base ("MGWB Base"). The initial MGWB Base is equal to your eligible account value, on the rider date. During the Growth Phase, the MGWB Base is recalculated on each 12 month anniversary of the rider date (the "rider date anniversary"), for a maximum of 10 years following the rider date. For example, if the rider date is March 1, 2007, the MGWB Base will be recalculated on March 1, 2008, and on each March 1 up to and including March 1, 2017. We call the date that the MGWB Base is recalculated the "ratchet date." The minimum initial MGWB Base is $25,000; the maximum MGWB Base is $1,000,000 (or such greater amount as we may otherwise allow), including any transfer or rollover amounts we receive within 12 months of the rider date. The subsequent maximum MGWB Base on any ratchet date is limited to $5,000,000. We call the amount in excess of these limits "ineligible purchase payments." For purposes of this calculation, we call any salary deferral amounts received during the Growth Phase and any transfer/rollover amounts received within the first 12 months from the rider date (during the Growth Phase) as "eligible purchase payments."

As of each ratchet date, the MGWB Base equals the greater of:

1) The current MGWB Base; or
2) Your current eligible account value, less any ineligible purchase payments.

On any other date, the MGWB Base equals:

1) The MGWB Base on the previous ratchet date; plus
2) Any eligible purchase payments applied since the previous ratchet date.

For purposes of calculating the MGWB Base on or prior to the first ratchet date, the rider date will be treated as the previous ratchet date for this calculation.

During the Withdrawal Phase, the MGWB Base is recalculated to reflect any election to exercise the MGWB Reset Option and to reflect any adjustments for partial withdrawals that cause the Maximum Annual Withdrawal to be exceeded. See "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base," below.

Calculating the Maximum Annual Withdrawal. The Maximum Annual Withdrawal ("MAW") is the maximum amount that may be withdrawn from your eligible account value in any calendar year that the MGWB rider is in effect, without reducing the rider benefit guarantee in future years. The MAW is generally determined by multiplying the MAW Percentage (see "Rider Withdrawal Options," above) by the MGWB Base as of the date the MAW is determined.

The initial MAW is determined on the last day of the Growth Phase, by multiplying:

(1) The applicable MAW Percentage, based upon your age and the rider withdrawal option you select (see "Rider Withdrawal Options," above), by
(2) The MGWB Base as of that date.

Once determined, neither the rider withdrawal option nor the MAW Percentage may be changed.

Thereafter, the MAW will be recalculated each time the MGWB Base is increased or decreased (see "Calculating the Minimum Guaranteed Withdrawal Benefit Base," above and "MGWB Reset Option," below), so as to equal the MAW Percentage multiplied by the newly recalculated MGWB Base.

Calculating the MGWB Remaining Guaranteed Balance. The MGWB Remaining Guaranteed Balance is the amount guaranteed to be available for withdrawal from your eligible account value over time, while the rider is in effect.

During the Growth Phase, the MGWB Remaining Guaranteed Balance is equal to the MGWB Base.

During the Withdrawal Phase, the MGWB Remaining Guaranteed Balance will be recalculated at the time of each withdrawal, at the time the MGWB Reset Option is exercised, and at the time any rider benefits are paid. See "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base," "MGWB Periodic Payments," and "MGWB Reset Option," below.

In the event you have elected rider withdrawal option A (non life), and the MGWB Remaining Guaranteed Balance is reduced to zero, the MGWB rider will terminate and no additional rider benefits will be paid.

Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base. Depending upon the amount of the withdrawal, a partial withdrawal can impact the value of the MGWB Remaining Guaranteed Balance and the MGWB Base. All amounts withdrawn, with the exception of any amounts withdrawn from the employee Roth 403(b) account, will be considered in determining the impact of the withdrawal on the MGWB Remaining Guaranteed Balance and the MGWB Base. Note that amounts that may have been classified as ineligible purchase payments will also be considered in determining the impact of the withdrawal on the MGWB Remaining Guaranteed Balance and the MGWB Base,

Withdrawals during each calendar year that cumulatively do not exceed the then-applicable MAW will decrease the MGWB Remaining Guaranteed Balance by the amount of each withdrawal, but do not result in a recalculation of the MGWB Base. See Appendix A – Example 1.

Any withdrawal that causes the cumulative withdrawals for the current calendar year to exceed the MAW will immediately reduce the MGWB Remaining Guaranteed Balance and the MGWB Base to the lesser of:

1) The MGWB Remaining Guaranteed Balance immediately prior to the withdrawal minus the amount of the withdrawal; or
2) Your eligible account value immediately after the withdrawal.

See Appendix A – Example 2.

For purposes of (a) determining whether the MAW has been exceeded, and (b) determining the value the MGWB Remaining Guaranteed Balance in 1) above, the amount of any withdrawal from the Guaranteed Accumulation Account will be the withdrawal amount reduced by any negative MVA, but not increased by any positive MVA. See Appendix A, Example 3. See also "Withdrawals from the Guaranteed Accumulation Account," below; the Guaranteed Accumulation Account Appendix beginning on page 42 of your Contract Prospectus; and the Guaranteed Accumulation Account Prospectus.

Similarly, for purposes of (a) determining whether the MAW has been exceeded, and (b) determining the value the MGWB Remaining Guaranteed Balance in 1) above, the amount of any withdrawal will be the amount after deduction of any early withdrawal charge. See Appendix A, Example 3. See also "Early Withdrawal Charges," below.

Withdrawals will be taken on a pro rata basis from each variable and fixed investment option unless you direct otherwise. Withdrawals not taken on a pro rata basis may result in MGWB Rebalancing (see "MGWB Rebalancing," below).

Early Withdrawal Charges. Amounts withdrawn up to the MAW are not subject to early withdrawal charges. Amounts withdrawn in excess of the MAW are subject to any applicable early withdrawal charges.

Withdrawals from the Guaranteed Accumulation Account. Amounts withdrawn from the Guaranteed Accumulation Account are subject to any applicable market value adjustment ("MVA"). See the Guaranteed Accumulation Account Appendix beginning on page 42 of your Contract Prospectus and the Guaranteed Accumulation Account prospectus.

Required Minimum Distributions. To the extent a withdrawal is taken to satisfy the Required Minimum Distribution ("RMD") rules of the Tax Code applicable to your account, and such withdrawal exceeds the MAW for a specific calendar year, the withdrawal will not cause a recalculation of the MGWB Remaining Guaranteed Balance or the MGWB Base, subject to the following rules:

1) If, on the first business day of any calendar year, a participant's RMD for that calendar year, applicable to that participant's eligible account value, is greater than the MAW on that date, an Additional Withdrawal Amount will be set on that date to be equal to that portion of the RMD that exceeds the MAW. Otherwise, the Additional Withdrawal Amount will be set to zero.
2) Any withdrawals taken in a calendar year will count first against the MAW for that calendar year.
3) Once the MAW for the then-current calendar year has been taken, additional amounts withdrawn in excess of the MAW will count against and reduce any Additional Withdrawal Amount and are not considered withdrawals that exceed the MAW.
4) Withdrawals that exceed the Additional Withdrawal Amount will reduce the MGWB Base and MGWB Remaining Guaranteed Balance, as described in "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base," above. This will cause a recalculation of the MAW as described in "Calculating the Maximum Annual Withdrawal," above.
5) The Additional Withdrawal Amount is set to zero at the end of each calendar year, and remains at zero until it is recalculated the following calendar year. The Additional Withdrawal Amount, when recalculated, will not include your RMD for a calendar year, or any portion thereof, which may otherwise be taken after the calendar year's end. **Therefore, the timing of taking your RMD is important in preserving the maximum benefit of the MGWB rider.**

See Appendix A – Example 4.

Special rules may apply to withdrawals from certain investment options. See "Investment Option Restrictions," below.

Automatic Periodic Benefit Status. As indicated in the Rider Withdrawal Options section above, if your eligible account value is reduced to zero (other than by a withdrawal that exceeds the MAW) while the MGWB rider is in effect, the rider will enter Automatic Periodic Benefit Status and MGWB Periodic Payments will be paid in accordance with the rider withdrawal option you have elected (see "MGWB Periodic Payments," below).

If your eligible account value is reduced to zero by a withdrawal that exceeds the MAW, your account and the rider will terminate. In addition, all provisions of the contract will terminate with the exception of any provisions relating to a participant Roth IRA account. Such provisions will continue to apply with respect to the Roth IRA account value only.

When the MGWB rider enters Automatic Periodic Benefit Status, the impacted participant account is modified as follows:

1) Except for provisions relating to a participant Roth IRA account, no other benefits under the contract apply, other than as provided under the MGWB rider;
2) No additional purchase payments will be accepted, except purchase payments made to a participant Roth IRA account;
3) Any other riders will terminate unless otherwise specified under the applicable rider or except to the extent that the rider is applicable to the value in a participant Roth IRA account; and
4) The impacted participant account (other than a participant Roth IRA account) and the MGWB rider will terminate at the earliest of:

(a) Under rider withdrawal option A (non life), payment of the final MGWB Periodic Payment; or
(b) Payment of the MGWB Death Benefit (see "MGWB Death Benefit," below).

If a participant is not receiving payments under a systematic distribution option at the time the MGWB rider enters Automatic Periodic Benefit Status, and the MAW exceeds the partial withdrawals for that rider year (including the partial withdrawal that caused the MGWB rider to enter Automatic Periodic Benefit Status), the excess of the MAW over such partial withdrawals will be paid immediately to the participant.

MGWB Periodic Payments. Upon entering Automatic Periodic Benefit Status, you will begin to receive MGWB Periodic Payments equal to the MAW on the date the MGWB rider enters such status. Unless you are receiving periodic payments under a systematic distribution option at the time Automatic Periodic Benefit Status begins, you will receive MGWB Periodic Payments annually. If you are receiving periodic payments under a systematic distribution option, MGWB Periodic Payments will begin with the next scheduled payment under this option, and will be made at the same frequency in equal amounts such that the sum of all payments in each calendar year will equal the annual MGWB Periodic Payment.

Once you have entered Automatic Periodic Benefit Status, MGWB Periodic Payments will continue in accordance with the rider withdrawal option you have selected (see "Rider Withdrawal Options," above). In the event you elected rider withdrawal option A (non life), and the MGWB Remaining Guaranteed Balance is less than or equal to the MAW at the time an MGWB Periodic Payment is due, that payment will equal the MGWB Remaining Guaranteed Balance, and will be the final MGWB Periodic Payment.

MGWB Death Benefit. If you die while the MGWB rider is in Automatic Periodic Benefit Status, MGWB Periodic Payments will end, and to the extent an MGWB Remaining Guaranteed Balance remains under the rider, it will be payable as the MGWB Death Benefit. The MGWB Death Benefit will be payable in one lump sum to the person or persons entitled to death benefit proceeds under the contract.

MGWB Reset Option. While the MGWB rider is in the Withdrawal Phase, you may elect to reset the MGWB Base and the MGWB Remaining Guaranteed Balance to your eligible account value on the date we receive the reset request in good order. Any additional MAW amount resulting from the reset may be withdrawn during the remainder of that calendar year.

The MGWB Reset Option is subject to the following requirements:

1) We must receive your reset request in good order at our Opportunity Plus Service Center on or prior to an applicable reset option date;
2) A reset may only be elected on a reset option date stated in your rider schedule;
3) Your eligible account value must be greater than the MGWB Base; and
4) Your eligible account value must not have reached the maximum MGWB Base.

Currently, the reset option date is the first rider date anniversary following the first day the MGWB rider enters the Withdrawal Phase, and occurring every twelve months thereafter.

If the MGWB Reset Option is exercised we may, at our discretion, increase or decrease the MGWB Rider Charge at the time of such exercise; however, it will never exceed the maximum MGWB Rider Charge shown in "MGWB Rider Charge," above. If we are issuing the MGWB rider in this form as of the reset option date, the MGWB Rider Charge at time of reset will not exceed the charge then in effect for new MGWB riders issued as of the current MGWB rider's reset option date. In addition, upon reset, the MGWB rider will become subject to any investment option restrictions then in effect for new MGWB riders being issued at the time of reset.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you with guaranteed withdrawals (subject to the terms and conditions described in this supplement), we require that your eligible account value be allocated in accordance with certain limitations. In general, to the extent you choose not to invest in Accepted Investment Options, we require that at least 25% of your eligible account value not so invested be invested in the Fixed Allocation Investment Options. We will require this allocation regardless of your investment instructions to the contrary, as described below.

While the MGWB rider is in effect, eligible account value allocated to investment options other than Accepted Investment Options will be rebalanced so as to maintain at least 25% of such eligible account value in the Fixed Allocation Investment Options. See "MGWB Rebalancing," below.

Accepted Investment Options. Currently, the only Accepted Investment Option is the ING MFS Total Return Portfolio. We may designate newly available investment options as Accepted Investment Options or reclassify any existing investment options as Accepted Investment Options.

Conditional Investment Options. Conditional Investment Options consist of the following three categories:

1) **Fixed Allocation Investment Options:** Currently, the Fixed Allocation Investment Options are the ING Fixed Account, the ING VP Intermediate Bond Portfolio, and the Guaranteed Accumulation Account. We may add newly-available investment options as Fixed Allocation Investment Options.
2) **Restricted Investment Options:** Currently, the ING GET U.S. Core Portfolio is designated as a Restricted Investment Option. Transfers or deposits into Restricted Investment Options are not permitted while the MGWB rider is in effect. We may in the future designate newly-available investment options as Restricted Investment Options.
3) **Other Investment Options:** We call any investment not designated as a Fixed Allocation Investment Option, Restricted Investment Option, or Accepted Investment Option an "Other Investment Option." Other Investment Options are subject to restrictions as to the amount of eligible account value that may be invested or transferred into such investment options.

Fixed Rebalancing Investment Option. The ING VP Intermediate Bond Portfolio is designated as the Fixed Rebalancing Investment Option.

MGWB Rebalancing. If, on any MGWB Rebalancing Date (defined below), your eligible account value invested in the Fixed Allocation Investment Options is less than 25% of your eligible account value invested in the Conditional Investment Options, we will automatically rebalance your eligible account value allocated to the Conditional Investment Options so that 25% of this amount is allocated to the Fixed Allocation Investment Options. Any amount so rebalanced will be allocated to the Fixed Rebalancing Investment Option. Accepted Investment Options are excluded from MGWB Rebalancing. MGWB Rebalancing is done on a pro rata basis from the Other Investment Options to the Fixed Rebalancing Investment Option, and will be the last transaction processed on that date.

The MGWB Rebalancing Dates are as follows:

1) The rider date and any rider anniversary;
2) Any day on which you withdraw amounts from the Fixed Allocation Investment Options;
3) Any day on which you transfer or reallocate amounts from the Fixed Allocation Investment Options, whether such transfer or reallocation is automatic or directed by you; and
4) Any day on which we receive transfer/rollover amounts that are considered eligible purchase payments under the MGWB rider.

See "Appendix B – Examples of MGWB Rebalancing."

MGWB Rebalancing will not occur on an MGWB Rebalancing Date if you are entirely invested in Accepted Investment Options, or if at least 25% of your eligible account value invested in the Conditional Investment Options is allocated to the Fixed Allocation Investment Options.

MGWB Rebalancing is separate from any other automatic rebalancing under the contract. However, if another automatic rebalancing option under the contract causes your allocations to be out of compliance with the investment option restrictions noted above, MGWB Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations.

In certain circumstances MGWB Rebalancing may result in a reallocation into the Fixed Rebalancing Investment Option even if you have not previously been invested in it. See "Appendix B – Examples of MGWB Rebalancing." **By electing to purchase the MGWB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Rebalancing Investment Option. You should not purchase the MGWB rider if you do not wish to have your eligible account value reallocated in this manner.**

Cancellation of the MGWB Rider. You may cancel the MGWB rider on the 5th rider anniversary, on the 10th rider anniversary, or on any rider anniversary thereafter, by providing us written notice in good order at the Opportunity Plus Service Center on or prior to the applicable rider anniversary.

Other than as provided under "Automatic Periodic Benefit Status," above, the MGWB rider will automatically terminate on the next valuation following the occurrence of the following:

1) The MGWB Guaranteed Remaining Balance is reduced to zero (if a non life rider withdrawal option was elected);
2) The contract is terminated accordance with contractual provisions;
3) You initiate a loan;
4) You initiate income phase payments; or
5) You die.

The MGWB rider has no cash surrender value or other non-forfeiture benefits upon termination.

Federal Tax Considerations. We currently treat any amounts paid to you under the MGWB rider while in Automatic Periodic Benefit Status as income phase payments rather than withdrawals.

APPENDIX A – MGWB RIDER PARTIAL WITHDRAWAL EXAMPLES

For the purposes of these examples, eligible account value means your account value excluding any amount invested in an employee Roth 403(b) account.

Example 1: Adjustment to the MGWB Remaining Guaranteed Balance for a withdrawal that does not exceed the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000 and a withdrawal of $5,000 net, with $0 early withdrawal charges and/or MVA, is taken.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance
Values just prior to the withdrawal	$100,000	$100,000	$100,000
Values after the withdrawal	$95,000	$100,000	$95,000

MGWB Remaining Guaranteed Balance is reduced dollar for dollar for withdrawals that do not exceed the Maximum Annual Withdrawal.

Example 2: Adjustment to the MGWB Remaining Guaranteed Balance and the MGWB Base for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume (a) the Maximum Annual Withdrawal is $5,000; (b) the MAW Percentage is 5%; (c) a withdrawal of $2,000 net, with $0 early withdrawal charges and/or MVA, is taken; (d) cumulative net withdrawals previously taken during the calendar year totaled $4,000; and (e) eligible account value has decreased to $90,000 prior to this withdrawal.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to the withdrawal	$90,000	$100,000	$96,000	$5,000
Values after the withdrawal	$88,000	$88,000	$88,000	$4,400

The net withdrawal of $2,000 has caused the cumulative net withdrawals taken during the calendar year to equal $6,000 ($4,000 + $2,000) which exceed the Maximum Annual Withdrawal of $5,000. As a result, the MGWB Base and the MGWB Remaining Guaranteed Balance are reduced to the lesser of the MGWB Remaining Guaranteed Balance less the net withdrawal, $94,000 ($96,000 - $2,000), or the eligible account value immediately after the withdrawal, $88,000 ($90,000 - $2,000). The Maximum Annual Withdrawal is now reduced to $4,400 ($88,000 x 5%).

Example 3: Adjustment to the MGWB Remaining Guaranteed Balance and the MGWB Base for a withdrawal in excess of the Maximum Annual Withdrawal, including early withdrawal charges and/or negative MVA.

Assume the Maximum Annual Withdrawal is $5,000, the MAW Percentage is 5%, and a withdrawal of $5,500 net, with early withdrawal charges or negative MVA of $500, is taken.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to the withdrawal	$100,000	$100,000	$100,000	$5,000
Values after the withdrawal	$94,000	$94,000	$94,000	$4,700

The gross withdrawal of $6,000 ($5,500 + $500) reduces eligible account value. The net withdrawal of $5,500 exceeds the Maximum Annual Withdrawal of $5,000. As a result, the MGWB Base and the MGWB Remaining Guaranteed Balance are reduced to the lesser of the MGWB Remaining Guaranteed Balance less the net withdrawal, $94,500 (100,000 - $5,500) or the eligible account value immediately after the withdrawal, $94,000 ($100,000 - $6,000). The Maximum Annual Withdrawal is now reduced to $4,700 ($94,000 x 5%).

Example 4: A withdrawal exceeds the Maximum Annual Withdrawal but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. On the first day of the calendar year, the Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set to equal the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

Also assume a withdrawal of $2,000 net, with $0 early withdrawal charges and/or MVA, is taken and cumulative net withdrawals previously taken during the calendar year totaled $4,000.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to the withdrawal	$96,000	$100,000	$96,000	$5,000
Values after the withdrawal	$94,000	$100,000	$94,000	$5,000

Total net withdrawals taken, $6,000 ($4,000 + $2,000), exceed the Maximum Annual Withdrawal, $5,000. However the MGWB Base and the MGWB Remaining Guaranteed Balance are not adjusted as described in Example 2 above because the total net withdrawals taken ($6,000) did not exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount of $6,000 ($5,000 + 1,000). Instead, only the MGWB Remaining Guaranteed Balance is reduced dollar for dollar for the amount of the withdrawal to $94,000 ($96,000 - $2,000). If the total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, the MGWB Base and the MGWB Remaining Guaranteed Balance would be adjusted as described in Example 2, above.

Example 5: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000, the MAW Percentage is 5%, and the eligible account value has increased above the MGWB Base.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to reset	$110,000	$100,000	$90,000	$5,000
Values after the reset	$110,000	$110,000	$110,000	$5,500

Upon reset, the MGWB Base and the MGWB Remaining Guaranteed Balance are increased to the eligible account value. The Maximum Annual Withdrawal is now $5,500 ($110,000 x 5%).

APPENDIX B – EXAMPLES OF MGWB REBALANCING

The following examples are designed to assist you in understanding how MGWB Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, you purchase the MGWB rider and your eligible account value (i.e., your account value excluding any amounts invested in an employee Roth 403(b) account) is $100,000, which is allocated 100% to Accepted Investment Options. No MGWB Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, you invest an additional purchase payment of $500,000, bringing your total eligible account value to $600,000, and you allocate this purchase payment 100% to Other Investment Options. Because the percentage allocated to the Fixed Allocation Investment Options (0%) is less than 25% of the total amount allocated to the Fixed Allocation Investment Options and the Other Investment Options, we will automatically reallocate $125,000 from the amount allocated to the Other Investment Options (25% of the $500,000 allocated to the Other Investment Options) to the Fixed Rebalancing Investment Option. Your ending allocations will be $100,000 to Accepted Investment Options, $125,000 to the Fixed Rebalancing Investment Option, and $375,000 to the Other Investment Options.

II. Partial Withdrawals

A. Assume that on Day 1, you purchase the MGWB rider and your eligible account value is $100,000, which is allocated 70% to Accepted Investment Options ($70,000), 25% to the Fixed Allocation Investment Options ($25,000), and 5% to Other Investment Options ($5,000). No MGWB Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, you request a partial withdrawal of $24,000 from the Fixed Allocation Investment Options. Because the remaining amount allocated to the Fixed Allocation Investment Options ($1,000) is less than 25% of the total amount allocated to the Fixed Allocation Investment Options and the Other Investment Options, we will automatically reallocate $500 from the Other Investment Options to the Fixed Rebalancing Investment Option, so that the amount allocated to the Fixed Allocation Investment Options ($1,500) is 25% of the total amount allocated to the Fixed Allocation Investment Options and Other Investment Options ($6,000).

X.75962-07C   July 2007